SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            VICON FIBER OPTICS CORP.
- --------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------

                         (Title of class of securities)

                                    925809105
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                                 (Cusip Number)

                                Joseph D. Cooper
                       c/o Cooper, Selvin & Strassberg LLP
                             415 Northern Boulevard
                           Great Neck, New York 11021
                                 (516) 466-1400
- --------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 17, 1996
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                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following page(s))
                                Page 1 of 5 Pages

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*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                 JOSEPH D. COOPER
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /

                                                                         (b) / /
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*
                   PF
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      / /
- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
- --------------------------------------------------------------------------------
      NUMBER OF                  7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                           582,478
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                                 8          SHARED VOTING POWER

                                                     -0-
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                            582,478
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                                     -0-
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           582,478
- --------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   / /
- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.0%
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends the Schedule 13D filed by the undersigned (the "Schedule 13D"). Pursuant to Rule 101 of Regulation S-T, this Amendment No. 1 amends and restates the Schedule 13D to read in its entirety as follows:

ITEM 1.           SECURITY AND ISSUER

                  The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value ("Common Stock") of Vicon Fiber Optics Corp., a Delaware corporation. The principal executive offices of Vicon Fiber Optics Corp. are located at 90 Secor Lane, Pelham Manor, New York 10803.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Statement is filed on behalf of the following reporting person (the "Reporting Person"):

       1.   a.       Joseph D. Cooper

            b.       c/o Cooper, Selvin & Strassberg LLP
                     415 Northern Boulevard
                     Great Neck, New York  11021

            c.       Certified Public Accountant
                     Cooper, Selvin & Strassberg LLP
                     415 Northern Boulevard
                     Great Neck, New York  11021

       d. & e. During the last five years, Mr. Cooper has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating, activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            f.       United States


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  In September, 1991, the Reporting Person purchased 596,378 shares of Commons Stock for an aggregate purchase price of $17,891.34 using personal funds. On May 17, 1996, the Reporting Person sold, in a private transaction, 13,900 shares of Common Stock for an aggregate sale price of $20,000.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Reporting Person acquired the shares of Common Stock that are reported in Item 5 hereof for his account for investment purposes. The Reporting Person has no present plans or intentions that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, the Reporting Person beneficially owned 582,478 shares of Common Stock. Such shares constitute 7.0% of the shares of Common Stock outstanding as of the date hereof. As of the date hereof there were 8,340,636 shares of Common Stock outstanding.

                  (b) The Reporting Person has the sole power to vote and to dispose of all of the shares of Common Stock referred to in paragraph (a) above.

                  (c) Except as disclosed therein, the Reporting Person has not acquired, within the past 60 days, any shares of Common Stock.

                  (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are the subject of this
Schedule 13D.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


August 28, 1996                                      /s/ Joseph D. Cooper
                                                     --------------------
                                                     JOSEPH D. COOPER